Exhibit 99.1

SHARE SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made on 26 July, 2024 ("Effective Date"), between the following parties:

(1)
GEE Strategy Revitalize Japan Limited, a exempt GPLP fund with limited liability incorporated under the laws of British Virgin Islands, (the "Subscriber"); and
(2)
noco-noco Inc., an exempt company with limited liability incorporated under the laws of Cayman Islands (Nasdaq: NCNC) (the "Company" or the "Issuer"):

(collectively "Parties" and each a "Party").

1.
SHARE AND WARRANT SUBSCRIPTION
1.1
Subject to the terms and conditions of this Agreement, the Company shall issue to the Subscriber and the Subscriber shall subscribe from the Company, all of the title and interest in and to 8,985,385 (Eight Million Nine Hundred Eighty Five Thousand Three Hundred and Eighty Five) ordinary shares of the Company, which correspond to 5.00% of the post-issuance number of outstanding issued ordinary shares of the Company, i.e., 179,707,700 shares (170,722,315 shares as of the Effective Date plus 8,985,385 shares) (the "Subscription Shares"), together with all rights, dividends, entitlements and benefits now and hereafter attaching thereto. The consideration for the Subscription Shares shall be paid by the 20th of August 2024 (the “Payment Date”).
1.2
The Subscription Shares are restricted shares with the lock-up period up to sixty (60) days from the Payment Date. The Company shall notify the Subscriber immediately after the F-1 registration becomes effective and the Subscription Shares become free-trading shares.
1.3
Within three (3) working days from the Payment Date by the Subscriber to the Company, the Company shall instruct Vstock Transfer, the transfer agent of NCNC shares, to park the Subscription Shares in Vstock Transfer under the name of the Subscriber. Vstock Transfer shall forward an official document that certifies the number of Subscription Shares and the pertinent amount of consideration parked under the Subscriber.

2.
CONDITIONS PRECEDENT
2.1
Completion of the issuance and allotment of the Subscription Shares shall be conditional upon the Payment of the consideration for the Subscription Shares by the Subscriber in accordance with Clause 3.1 below.

3.
CONSIDERATION
3.1
The Parties agree that the subscription value of the Subscription Shares shall be US$ 0.1785 per share and the total consideration of US$ 1,603,891.22 (One Million Six Hundred and Three Thousand Eight Hundred and Ninety One United States Dollars and Twenty Two Cents) payable to the Subscribers according to the Schedule set forth in Exhibit A: i) upon the execution of this Agreement and ii) by the 20th of August 2024, for the subscriptions with payments by the way of T/T remittance to the bank account designated by the company and as described in Exhibit B. Any bank charges and currency conversion charges for transferring the fund shall be borne and paid by the Subscriber.

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Share Subscription Agreement

3.2
Any taxation and governmental charges in connection with issuance and allotments of the Subscription Shares and arising from the execution or performance of this Agreement shall be borne by the Subscriber.

4.
THE SUBSCRIBER'S REPRESENTATIONS, WARRANTIES AND COVENANTS

As of the date of this Agreement, the Subscriber makes the following representations, warranties and covenants to the Company:

4.1
It is incorporated and validly existing under the applicable law and has the right to own its property and to carry on the business as currently conducted and to execute this Agreement.

4.2
It warrants that it will actively work with the Company to complete all necessary formalities in relation to the issuance and allotment of the Subscription Shares pursuant to the applicable laws and regulations so as to ensure that the Subscribers legally own the Subscription Shares.

4.3
It warrants that as of the date of this Agreement, it has had no risk, loss, liability (including contingent liability) or any other legal liability.

4.4
The signatory whose name appears under its name on the execution page of this Agreement is a duly authorized signatory of itself.

4.5
The execution of, and the performance by it of its obligations under, this Agreement and any other documents in connection with this Agreement will not:

4.5.1
result in a breach of any provision of its articles of association or any other constitutional document; or

4.5.2
result in a breach of any agreement, licence or other instrument, or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it or any of its assets is bound.

5.
THE COMPANY'S REPRESENTATIONS, WARRANTIES AND COVENANTS

As of the date of this Agreement, the Company makes the following representations, warranties and covenants to the Company:

5.1
It is incorporated and validly existing under the applicable law and has the right to own its property, to issue shares and to carry on the business as currently conducted and to execute this Agreement.
5.2
It has the legal right and full power and authority to enter into and perform this Agreement or any other documents in connection with this Agreement, which, when executed, will constitute valid and binding obligations on itself in accordance with their respective terms.
5.3
The signatory whose name appears under its name on the execution page of this Agreement is a duly authorized signatory of itself.
5.4
The execution of, and the performance by it of its obligations under, this Agreement and any other documents in connection with this Agreement will not:
5.4.1
result in a breach of any provision of its articles of association or any other constitutional document; and

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Share Subscription Agreement

5.4.2
result in a breach of any agreement, licence or other instrument, or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it or any of its assets is bound.

6.
ENTIRE AGREEMENT

This Agreement constitutes the entire understanding and agreement of the Parties relating to the subject matter of this Agreement, and supersedes all previous oral and written representations, exchanges, understandings and agreements made or reached by and between the Parties up to and including the date of this Agreement. The Parties acknowledge and agree that, in entering into this Agreement, no Party has relied on any representation, warranty or undertaking which is not included in this Agreement.

7.
SEVERABILITY

If any provision of this Agreement shall be illegal, or for any other reason unenforceable, such provision shall be deemed to be independent from the other provisions of this Agreement and shall not affect the effect or enforceability of such other provisions, which shall continue to be effective and enforceable in accordance with their terms.

8.
ASSIGNMENT

No Party shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of the other Party and compliance with the applicable law.

9.
COSTS AND CHARGES

Unless otherwise provided in this Agreement or agreed in writing by the Parties to this Agreement, each Party shall bear its own costs incurred by it in relation to the execution and implementation of this Agreement (including without limitation legal fees).

10.
NOTICES

All notices shall be written in English and may be delivered either by hand, registered airmail or fax to the following addresses or fax numbers (as the case may be):

GEE Strategy Revitalize Japan Limited

Address:	Unit 8, 3/F Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110
Phone:	+65-9102-2773
Email:	heima.yamazaki@revitalize-japan.com

noco-noco Inc. (CUSIP Number G7243Pl09)

Address:	3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190
Phone:	+65 6950 3852
Email:	finance.sg@noco-noco.com

Notices shall be deemed to have been delivered at the following times:

(i)
if by hand, on reaching the designated address subject to proof of delivery;
(ii)
if by courier, the fifth business day after the date of dispatch; and

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(iii)
if by fax, upon generation of a confirmation of successful transmission report by the sender's fax machine indicating completed uninterrupted transmission.
(iv)
if by email, based on the date of the email shown in the incoming mail box

11.
LIABILITY FOR BREACH OF AGREEMENT

11.1
If either Party terminates this Agreement without obtaining the consent of the other Party after the execution of this Agreement, such Party shall compensate the other Party for all direct and/or indirect losses incurred as a result thereof.
11.2
The liability for breach of this Agreement assumed by either Party shall not be discharged as a result of the termination/dissolution of this Agreement and/or the completion of the equity interest transfer formalities.
12.
GOVERNING LAW AND SUBMISSION TO JURISDICTION

12.1
This Agreement shall be construed in accordance with and be governed by the laws of Singapore.
12.2
In relation to any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings"), each party to this Agreement hereby irrevocably submits to the jurisdiction of the courts of Singapore.

13.
COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same original instrument. Any Party may enter into this Agreement by executing any such counterpart.

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Share Subscription Agreement

IN WITNESS whereof the Parties have executed this Agreement on the day and year first above written.

EXECUTED for and on behalf of	)
GEE Strategy Revitalize Japan Limited	)
) Name: HEIMA YAMAZAKI
)
) Title: General Partner

EXECUTED for and on behalf of	)
noco-noco Inc	)
) Name: Masataka MATSUMURA
)
) Title: Director and CEO

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Share Subscription Agreement

EXHIBIT A

Subscriber	Number of Shares	Consideration
GEE Strategy Revitalize Japan Fund	8,985,385 Ordinary Shares of the Issuer	US$ 1,603,891.22

Schedule of Consideration Payments
By 20th August 2024

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Share Subscription Agreement

EXHIBIT B

Bank:	XXXXXX

Account No.:	XXXXXX

A/C Name:	XXXXXX

SWIFT Code:	XXXXXX

Bank Address:	XXXXXX

Amount:	US$ 1,603,891.22

Intermediary Bank

Bank:	XXXXXX

SWIFT Code:	XXXXXX

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Share Subscription Agreement